May 8, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Attention: John Cash, Accounting Branch Chief

Re:	Newell Rubbermaid Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 1-9608

Dear Mr. Cash:

We are in receipt of your comment letter dated April 3, 2009 to Newell Rubbermaid Inc. (the “Company”) related to the captioned filing. Consistent with the Company’s prior discussions with Mr. Bret Johnson, the Company is submitting its response today.

On behalf of the Company, we have addressed your comment letter by reproducing each comment below and providing the Company’s response immediately following.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

Item 7. Management’s Discussion and Analysis, page 21

Consolidated Results of Operations, page 23 and Business Segment Operating Results, page 25

1.

Please expand your consolidated and segmental discussion of sales and gross margin/operating income in future filings to specifically disclose the underlying reasons for the period to period changes and to quantify the factors contributing to the changes. For example, a quantification of the impact on the segmental operating income from the raw material inflation, manufacturing volumes, favorable pricing, and the Technical Concepts acquisition will assist the users of your financial statements to better analyze the profitability of the Cleaning, Organization & Décor segment, particularly as some of the factors are offsetting. See Sections I and III of Release No 33-8380, Interpretation-Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations found on our website at http://www.sec.gov/rules/interp/33-8350.htm#P180_57133.

Company Response

We note your comment and confirm we will expand in applicable future filings our consolidated and segmental discussion of sales and operating income to further describe the underlying reasons for the period-to-period changes and to quantify the factors contributing to the changes to the extent such changes are readily determinable, material and provide users with a meaningful understanding of the Company’s results of operations.

2.

Please expand your discussion of restructuring activities in future filings to disclose the specific steps management is taking under each initiative, including any changes to the plan, the current status of their progress, and the projected future costs to complete the restructuring activities. Please also specifically disclose the facts and circumstances which lead to the asset impairments.

Company Response

With respect to our discussion of restructuring activities, we provide information on the nature of the initiatives included in the Company’s restructuring program, Project Acceleration, including on page 23, where disclosure is provided outlining the objectives of the program - to reduce manufacturing overhead, to align distribution and transportation processes, to reorganize the overall business around the global business unit structure, and to achieve best total cost. On page 22, disclosure is provided regarding progress achieved to improve manufacturing capacity and capacity utilization rates, expanding the use of strategic sourcing partners, and optimizing supply chain costs. In addition, our disclosures on page 22 include a discussion of recent material changes to the restructuring program, including, specifically, the expansion of Project Acceleration to include the exit of low margin, commodity like, resin intensive product categories. In future filings, we will continue to disclose any material changes to the program. We will also expand our discussion of primary steps being taken and the progress achieved to date. To the extent asset impairments are material in future periods, we will disclose the facts and circumstances which led to the asset impairments.

Although the total remaining costs expected to be incurred, $155 million to $180 million, is determinable from the information in the 10-K, we will disclose this information more clearly in the Management’s Discussion and Analysis in future filings.

Liquidity and Capital Resources, page 28

3.

We note that your Revolver and Term Loan facilities contain certain covenants, including interest coverage and debt to total capitalization. Please revise your disclosures to clarify whether you have any covenants related to your Medium-Term Notes. In addition, while we note you discuss your actual debt to total capital ratio, please disclose the actual amounts versus the minimum/maximum amounts permitted under each financial covenants if there is a reasonably likely chance you could breach these covenants. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

Company Response

The Company’s Medium-Term Notes contain only non-financial covenants, which are of a usual and customary nature. The specific non-financial covenants for the Medium-Term Notes are outlined in the agreement referenced as Exhibit 4.4 to the 10-K (see Item 15 on page 82). We will supplement our Liquidity & Capital Resources disclosure in future filings to clarify the existence of non-financial covenants related to the Medium-Term Notes.

We do not believe there is presently a reasonably likely chance the Company could breach the interest coverage and debt to total capitalization covenants under its borrowing arrangements. As such, we do not believe disclosure of the actual amounts versus the minimum/maximum amounts under each financial covenant is necessary. We will continue to monitor the Company’s compliance with its debt covenants and make an assessment each reporting period as to whether there exists a reasonably likely chance the Company could breach these covenants, in which case, we will disclose the actual amounts versus the minimum/maximum amounts permitted under the financial covenants that we determine are reasonably likely to be breached.

4.

Please also confirm to us and revise your disclosure in future filings to clarify that the disclosed amount available under the Revolver is the amount that would not result in a violation of your financial covenants.

Company Response

We confirm that the amount disclosed as available under the Revolver, if fully utilized, would not have resulted in a violation of the Company’s financial covenants as of December 31, 2008, and we will clarify in future filings.

Critical Accounting Policies, page 32

5.

There is a concern about whether the disclosures in your fiscal year 2008 Form 10-K fully explain your $299.4 million fourth quarter goodwill impairment charge as well as the potential for future impairments. In this regard, we note your general disclosures that “Given the macroeconomic environment and its adverse impact on certain business units of the Company in the fourth quarter 2008, the Company evaluated its goodwill for impairment…” and “The adverse impact of the macro environment on the Company during the fourth quarter of 2008, particularly the decrease in consumer demand, combined with the updated outlook for certain business units led the Company to evaluate the carrying value of goodwill…” This disclosure gives readers no insight into the specific facts and circumstances that lead to the impairment, the business units whose goodwill was impaired, the future prospects of those business units or whether you have other business units whose goodwill balance is at risk for impairment. Given the significance of the impairment charge as well as your remaining goodwill balance, additional substantive and informative disclosure is required. At a minimum, such disclosure should clarify/address the following:

•	Identify the reporting units you use to evaluate goodwill impairment and address any changes to your reporting units based on recent acquisitions or restructuring activities.

•

We assume that when you refer to “certain business units” on page 24 and elsewhere you discuss your goodwill impairment charge you are actually referring to your reporting units as referred to in your critical accounting policy. Please revise your disclosures to clarify.

•

Fully describe your discounted cash flow and market multiples of earnings fair value methods, including sufficient information to enable a reader to understand how each of the methods used differs, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in estimating the fair value of its reporting units.

•

Disclose how you weight each method, including how you determined the weights for each method. Given that the weight assigned to each method is a subjective estimate, please include a sensitivity analysis to address the amount the fair value would have changed had you weighted the fair value methods differently.

•

For each fair value method, provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions for each period presented. For example, for your discounted cash flow method you should discuss the discount rate used, the revenue growth rates, the operating profit margins, and the terminal rate and for the market multiple of earnings method, you should identify how earnings are determined (e.g. EBITDA) and the multiple used. In order to provide useful information to investors, such disclosure may need to be provided for each reporting unit in which the estimated fair value of the reporting unit is not materially different from the carrying value or for which a sensitivity analysis demonstrates impairment could have been recognized for the reporting unit. Please note that you should provide an explanation for material changes in the material assumptions used for a reporting unit, as well.

•

For the reporting units that incurred impairment charges in 2008, disclose the facts and circumstances which lead to the impairments including the changes that occurred between 3rd quarter annual impairment test and the impairments recorded in the 4th quarter (see paragraph 47 of SFAS 142). Identify the significant, critical accounting assumptions that differed between the impairment tests conducted on September 30, 2008 and December 31, 2008 that resulted in the $299.4 million impairment charge and discuss the basis for the changes in these assumptions.

•	Disclose the remaining carrying value of goodwill within the impaired reporting units and management’s outlook on the probability of future impairments.

•

For reporting units whose carrying value is close to the estimated fair value and/or reporting units with declining fair value, identify those units and disclose their carrying value and fair value for each period presented as well as the amount of goodwill related to that reporting unit.

•	Clarify whether you evaluated your trademarks and trade names as of December 31, 2008. If so, fully address this evaluation and if not, address why not.

Please provide us with the disclosure you intend to include in your next periodic report. Refer to Section 501.12.b.4 and 501.14 of the Financial Reporting Codification and paragraph 47.a. of SFAS 142.

Company Response

Identification and Changes to Reporting Units (first bullet of comment)

We evaluate goodwill at the reporting unit level, which is one level below the operating segment level, and we disclose goodwill at the operating segment level in Footnote 7 to the consolidated financial statements on page 59. In future periodic reports where goodwill impairment testing disclosures are included in Management’s Discussion and Analysis, we will identify the reporting units that comprise a majority of the Company’s total goodwill balance.

We have not had any material changes in the reporting units identified and used to test goodwill for impairment in the three years ending December 31, 2008 due to restructuring activities or otherwise. Acquired businesses, including goodwill arising from such transactions, are integrated into the Company’s existing reporting units. In future periodic reports where goodwill impairment testing disclosures are included, we will make disclosures in Management’s Discussion and Analysis similar to those contained in Footnote 2 to the consolidated financial statements on pages 54 and 55 to identify recently completed material acquisitions and the reporting units that have integrated the acquired operations. We will also disclose material changes to the reporting units identified and used to test goodwill for impairment, if any.

References to “Certain Business Units” (second bullet of comment)

On page 24, we use the term “certain business units” as a Plain English reference to the reporting units whose goodwill was determined to be impaired in the fourth quarter of 2008. We use the term “business units” internally in referring to our businesses, and in many cases, this coincides with the reporting units we use to test goodwill for impairment. To clarify our use of the two terms, in future periodic reports where goodwill impairment testing disclosures are included in Management’s Discussion and Analysis, we will more clearly disclose how the terms “business units” and “reporting units” are used in the context of our discussions of goodwill impairment testing, impairment charges, and related disclosures.

Valuation Approaches (third and fourth bullets of comment)

We use multiple valuation approaches in our impairment testing to arrive at our conclusion. For the Company’s reporting units that are stable businesses and have a long history and track record of generating positive operating income and cash flows, we rely on a multiple of earnings approach to assess their fair value. To perform this assessment, we obtain the reporting units’ year-to-date actual financial performance and financial projections for the remainder of the year for sales and EBITDA. To determine the EBITDA multiple, we obtain information from third parties on EBITDA multiples observed for recent acquisitions and other transactions in the marketplace for businesses comparable to the Company’s reporting units.

The multiple of earnings approach requires management to project the financial performance of the reporting unit for the remainder of the year and requires management to determine an appropriate EBITDA multiple.

We rely on a discounted cash flow approach in certain circumstances, such as when the business is growing at a significantly slower rate than planned, is declining at a significantly faster rate than the overall market, has experienced significant losses, is in a stage of hyper-growth, is executing significant restructuring efforts, or is in a stage of development where it has not fully realized the benefits of scale and operating efficiencies. The discounted cash flow approach requires management to project the working capital investment required as well as the financial performance and cash flows of the reporting unit, including estimates of future sales growth rates, raw material costs, and operating efficiencies to be realized. The approach also requires management to estimate a reasonable risk-adjusted return an investor would expect to realize on an investment in the business (generally referred to as the discount rate).

We do not weight valuation approaches in determining the fair value of our reporting units; rather, we rely on the valuation approach that is the most relevant to the business’s prospects and current financial situation, as described above.

The Company identifies the valuation approaches used in its impairment testing in the critical accounting policies on page 33. Beginning with the first future periodic report where goodwill impairment testing disclosures are applicable in the Management’s Discussion and Analysis, we will enhance our discussion of the valuation approaches used and expand our disclosures on how and when management relies on the valuation methods in its impairment testing. If applicable, we will also include disclosures in such filings regarding how the valuation approaches were weighted to determine the fair value of the reporting units.

Material Assumptions (fifth bullet of comment)

The material assumptions used to value a reporting unit using the multiple of earnings approach are the reporting units’ estimated financial performance for the remainder of the year and the applicable EBITDA multiple. The estimated financial performance for the remainder of the year is based on the Company’s internal forecasting process. To determine the EBITDA multiple, we obtain information from third parties on EBITDA multiples observed for recent acquisitions and other transactions in the marketplace for businesses comparable to the Company’s reporting units. We evaluate the EBITDA multiples used for the reporting units relative to the Company’s market capitalization plus an equity control premium. The control premium is defined as the sum of the individual reporting units’ estimated market values compared to the Company’s market value, with the sum of the individual values typically being larger than the value of the total Company. We evaluate market value premiums paid by acquirers of comparable businesses to determine the reasonableness of the control premium.

The EBITDA multiple observed in the marketplace for recent transactions was in the low double digits for both the annual impairment test as of July 1, 2008 and for the test as of December 31, 2008. For the impairment test as of December 31, 2008, the Company adjusted the EBITDA multiples downward from the observed multiples, generally to the high single digits.

Without this adjustment, the sum of all reporting units’ estimated values would have been in excess of the Company’s total market value, which would have resulted in an unusually high implied control premium. For the impairment test as of December 31, 2008, if each reporting unit’s EBITDA multiple were reduced by 0.5 from the high single digit multiple used for each reporting unit, all reporting units, other than Office Products-Europe, North American Hand Tools, Baby & Parenting Essentials, and Office Products-Latin America which are discussed separately herein, would have passed step one of the goodwill impairment test.

The material assumptions used to value a reporting unit using the discounted cash flow approach are the future financial performance and cash flows of the reporting unit, the discount rate, and the working capital investment required. Estimates of future financial performance include estimates of future sales growth rates, raw material costs, currency fluctuations, and operating efficiencies to be realized. The discount rate is derived based on an estimate of a reasonable risk-adjusted return an investor would expect to realize on an investment in the business. In using the discounted cash flow approach, the Company has historically used average compound long-term sales growth rates in the low to mid single digits, average operating margins in the low double digits, and discount rates in the low double digits.

The two reporting units that had goodwill impairment charges in the fourth quarter of 2008 were Office Products-Europe and North American Hand Tools. If the discount rate used to estimate the fair value of the Office Products-Europe reporting unit decreased 100 bps, the reporting unit would have passed step one of the goodwill impairment test and, therefore, the Company would not have recorded a goodwill impairment charge for the Office Products-Europe reporting unit in 2008. If the discount rate increased 100 bps, the estimated fair value of the Office Products-Europe reporting unit would have declined by approximately $90 million resulting in additional impairment charges recorded in the fourth quarter of 2008 for the Office Products-Europe reporting unit. If the discount rate used to estimate the fair value of the North American Hand Tools reporting unit decreased 100 bps, the estimated fair value of the reporting unit would have increased $18 million. However, although the North American Hand Tools reporting unit would still not have passed step one of the goodwill impairment test, the goodwill impairment charge recorded in 2008 would have been reduced. If the discount rate for North American Hand Tools increased 100 bps, the estimated fair value of the reporting unit would have declined; however, the goodwill impairment charge recorded in 2008 for the North American Hand Tools reporting unit would not have changed since all of the North American Hand Tools goodwill was included in the goodwill impairment charge.

The material assumptions upon which the discounted cash flow approach is dependent are disclosed in the critical accounting policies on page 33. Beginning with the first future periodic report where goodwill impairment testing disclosures are applicable in the Management’s Discussion and Analysis, we will expand our disclosure to qualitatively describe and quantify the key assumptions used in each of the valuation approaches, such as the EBITDA multiple, discount rate, revenue growth rates, and operating profit margins, including material changes to such assumptions, similar to the information provided in this response. To the extent applicable, we will provide sensitivity analysis for the key assumptions, similar to the information provided in this response.

Reporting Units with Impairment Charges (sixth and seventh bullets of comment)

For the reporting units that incurred impairment charges in 2008, the Company’s Office Products-Europe reporting unit and the Company’s North American Hand Tools reporting unit, the facts and circumstances that led to the impairment charges are the significant deterioration of the macroeconomic environment in the fourth quarter of 2008 and its resulting impact on these reporting units’ fourth quarter 2008 sales and short-term sales projections. Between the Company’s third quarter impairment testing, which was performed as of July 1, 2008, and the Company’s fourth quarter impairment testing, which was performed as of December 31, 2008, the fourth quarter 2008 actual sales were less than the July 2008 estimates by 28% and 25% for the North American Hand Tools and Office Products-Europe reporting units, respectively, and the 2009 sales projections declined 13% and 25%, respectively. The significant declines in sales projections resulted in a decrease in future operating margins and net cash flows from these reporting units. The decline in anticipated future cash flows adversely affected the estimated fair value of the reporting units and resulted in the estimated fair value of the reporting units being less than their net assets (including goodwill). There were no material changes to any of the other critical assumptions used in applying the discounted cash flow approach to value these reporting units other than the decline in projected sales and its impact on future operating margins and cash flows. While most of the Company’s other reporting units realized similar sales declines as a result of these macroeconomic factors, the net assets of these reporting units (including goodwill) were well below the estimated fair value of the reporting units as of December 31, 2008.

The Company’s North American Hand Tools reporting unit had no goodwill remaining at December 31, 2008, and the Company’s Office Products-Europe reporting unit had approximately $325 million of goodwill remaining at December 31, 2008. The extent of future impairments, if any, with respect to these or the Company’s other reporting units will depend on macroeconomic conditions, particularly whether consumer confidence and consumer spending deteriorates further, stabilizes or improves. If these conditions deteriorate significantly, it is reasonably likely the Company will be required to record additional impairment charges.

Beginning with the first future periodic report where goodwill impairment testing disclosures are relevant in Management’s Discussion and Analysis, we will expand our discussion of the specific facts and circumstances which led to the impairment charges, including identifying the reporting units whose goodwill was impaired and the goodwill remaining at the affected reporting units. On pages 33 and 34 of the 10-K, we discuss the uncertainty involved in predicting future impairment charges and the factors that could impact whether the Company incurs future impairment charges. In future filings, we will expand this disclosure to include management’s perspective on the likelihood of future goodwill impairment charges similar to the discussion herein.

Other Reporting Units (eighth bullet of comment)

The Company has two reporting units whose estimated fair value exceeded the net assets by amounts less than the Company’s other reporting units – Baby and Parenting Essentials and Office Products-Latin America. The Baby and Parenting Essentials and Office Products-Latin America reporting units have goodwill of $425 million and $138 million, respectively. While we understand disclosing certain information about these reporting units may be useful for a reader of the financial statements to understand the potential and magnitude of future impairment charges, we do not believe disclosing the net assets and estimated fair value of each of the reporting units is necessary to gain this understanding because the current situation does not fully reflect management’s plans for these reporting units, and management has specific plans to further strengthen the profitability of these reporting units. We believe quantifying the goodwill within these reporting units and disclosing the business and operational strategies being undertaken at these reporting units, as described below, is more relevant, and we will continue to monitor whether these initiatives are executed as planned and improve the financial performance of these reporting units. We will consider the reporting units’ execution of these initiatives and the likelihood of future goodwill impairment charges associated with these specific reporting units in expanding our disclosure in future filings of the likelihood of future impairment charges, as outlined in our response to the sixth and seventh bullets above.

The Baby and Parenting Essentials reporting unit has been adversely impacted by inflation and costs incurred to comply with recently enacted child safety legislation in North America, and the Baby and Parenting Essentials reporting unit continues to integrate two recently acquired international businesses. The Baby and Parenting Essentials reporting unit has undertaken and is executing restructuring projects to reduce supply chain costs and administrative overhead worldwide and has taken steps to minimize the impact inflation has on its operating results, and reduce inventories. These efforts are being taken to reduce the working capital investment required in the short-term and improve profitability over the mid- to long-term.

The Office Products-Latin America reporting unit has been adversely impacted by efforts to rationalize its customer base and revise its organizational structure. The Office Products-Latin America reporting unit has undertaken and is executing restructuring projects to reduce administrative overhead, continues to improve the overall quality of its customer base, shorten days sales outstanding in accounts receivable, and reduce inventories. These efforts are being taken to reduce the working capital investment required in the short-term and improve profitability over the mid- to long-term.

Trademarks and Trade Names (ninth bullet of comment)

We considered qualitative and quantitative factors in determining that impairment testing of the trademark and trade name assets was not necessary in the fourth quarter of 2008. We considered whether specific impairment indicators were present, such as management’s plans to abandon or significantly reduce the use of a trademark or trade name (for which there were no such plans), the results of the goodwill impairment testing as of December 31, 2008, and the results of the annual impairment testing of indefinite-lived intangible assets conducted as of July 1, 2008, in which we concluded that each individual trademark or trade name acquired prior to 2008 had an estimated fair value that significantly exceeded the book value at July 1, 2008.

Form 10-Q

In our Form 10-Q for the quarterly period ended March 31, 2009, we will include the following disclosure with respect to impairment testing of goodwill and other indefinite-lived intangible assets:

Goodwill and Other Indefinite-Lived Intangible Assets

The Company conducts its annual test of impairment of goodwill and indefinite-lived intangible assets in the third quarter because it coincides with its annual strategic planning process. The Company also tests for impairment if events and circumstances indicate that it is more likely than not that the fair value of a reporting unit or an indefinite-lived intangible asset is below its carrying amount. The Company determined no such events or circumstances arose in the first quarter of 2009 and, therefore, the Company did not evaluate its goodwill and indefinite-lived intangible assets for impairment in the first quarter of 2009. The macroeconomic factors, specifically the decline in consumer demand and consumer confidence, did not deteriorate meaningfully during the first quarter of 2009. As such, the Company’s reporting units’ projected sales and operating income did not decline significantly relative to previous estimates in the first quarter of 2009. These macroeconomic factors were identified as goodwill impairment indicators in the fourth quarter of 2008 because they contributed to declines in projected 2009 sales and actual fourth quarter 2008 sales and operating income being significantly below previous estimates.

The Company has periodically recorded impairment charges in the past associated with its goodwill impairment tests. Estimates made by management in completing impairment testing can impact whether or not an impairment charge is necessary and the magnitude of the impairment charge to the extent one is recorded. The Company uses multiple valuation approaches in its impairment testing, each of which requires estimates to arrive at an estimate of fair value. For the Company’s reporting units that are stable businesses and have a long history and track record of generating positive operating income and cash flows, the Company relies on a multiple of earnings approach to assess their fair value. The material assumptions used to value a reporting unit using the multiple of earnings approach are the reporting unit’s estimated financial performance for the remainder of the year and the applicable EBITDA multiple.

The Company relies on a discounted cash flow approach in certain circumstances, such as when the reporting unit is growing at a significantly slower rate than planned, is declining at a significantly faster rate than the overall market, has experienced significant losses, is in a stage of hyper-growth, is executing significant restructuring efforts, or is in a stage of development where it has not fully realized the benefits of scale and operating efficiencies. The material assumptions used to value a reporting unit using the discounted cash flow approach are the future financial performance and cash flows of the reporting unit, the discount rate, and the working capital investment required. Estimates of future financial performance include estimates of future sales growth rates, raw material and product costs, currency fluctuations, and operating efficiencies to be realized.

The Company cannot predict the occurrence of events that might adversely affect the reported value of goodwill and other intangible assets. Such events may include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on the Company’s customer base and net sales, a material negative change in its relationships with significant customers, or sustained declines in the Company’s market capitalization relative to its reported stockholders’ equity.

The Company periodically evaluates the impact of economic and other conditions on the Company and its reporting units to assess whether impairment indicators are present. The Company may be required to perform additional impairment tests based on changes in the economic environment and other factors, which could result in additional impairment charges in the future. Although management cannot predict when improvements in macroeconomic conditions will occur, if consumer confidence and consumer spending decline significantly in the future or if commercial and industrial economic activity deteriorates significantly from current levels, it is reasonably likely the Company will be required to record additional impairment charges in the future.

Note 9. Long-Term Debt, page 61

6.	Please tell us and revise future filings to clarify the nature and terms of the Reset notes redeemed in July 2008 including the following:
•	Tell us if there are any remaining Reset notes outstanding at December 31, 2008.

•	Tell us and disclose the business purpose behind the redemption given the 2028 maturity date and the $52.2 million loss incurred on the purchase of the remarketing option.

•	Fully describe the embedded remarketing option and its accounting treatment. Please note the applicable accounting literature upon which you relied.

Company Response

In July 1998, the Company issued $250.0 million of medium-term notes, maturing in July 2028 with interest payable semi-annually (the “Reset notes”). The Reset notes contained a coupon rate reset feature occurring at two ten-year intervals, July 2008 and July 2018. The Reset notes contained a coupon rate of 6.35% through the first interest reset date of July 2008. In addition, the Reset notes contained an embedded remarketing option pursuant to which a third party could call the Reset notes at par at the end of each ten-year remarketing interval, and the third party or another securities dealer could remarket the Reset notes at a reset coupon rate which would result in the third party realizing proceeds for the remarketed notes in an amount approximately equal to the discounted present value of a $250 million ten year note with a coupon of 5.485%, discounted at the 10 year treasury note yield to maturity prevailing at the time of remarketing. In the event the remarketing option at the end of each remarketing interval was not exercised, the Reset note holders were required to put the Reset notes back to the Company at a price of par.

The Company redeemed the $250.0 million of Reset notes prior to July 2028 because prevailing interest rates as of the July 2008 remarketing date would have resulted in the third party exercising the remarketing option and calling the Reset notes at par, and the Reset notes subsequently being remarketed. The Reset notes would have been remarketed at a premium to par in order for the third party to realize the discounted present value described above in the remarketing. A note priced at a premium to par would carry a coupon rate greater than the rate carried by a security priced at par. Accordingly, the coupon rate arising from a potential remarketing was estimated to approximate 9.0%, exceeding the Company’s then incremental borrowing rate of 6.25% for comparable debt. To achieve a lower net cost of borrowing, in July 2008, the Company redeemed the Reset notes and recorded a loss on extinguishment of the Reset notes of $52.2 million associated with the purchase of the embedded remarketing option from the third party.

The Company did not have any Reset notes outstanding as of December 31, 2008.

In evaluating the accounting treatment for the embedded remarketing option, we relied upon the accounting provisions of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (“SFAS 133”) Implementation Issue No. B13 (“Implementation Issue No. B13”). Pursuant to the provisions of Implementation Issue No. B13, we concluded the embedded remarketing option should not be accounted for separately. Specifically, it was deemed a purchase by the Company of a transferable, freestanding call option from the Reset note investors and the Company’s concurrent transfer of the freestanding call option to the third party. As a result, the remarketing option, which provides for the call and remarketing of the Reset notes, was in effect a contract between the third party and the Reset note holders that allowed the third party to call the Reset notes from the holders at par at the end of each ten-year remarketing interval and remarket the Reset notes. The fair value of the remarketing option purchased by the Company from the Reset note investors at the date of issuance was determined based on the amount the third party paid the Company for the remarketing option. In summary, at issuance the Company was cash neutral with respect to the remarketing option but implicitly issued the Reset notes at a premium because the investors purchased the Reset notes from the Company simultaneous with the Company purchasing the remarketing option from the investors (which the Company concurrently monetized by selling it to a third party). As a result, the Reset notes carried a premium at issuance, and the Company recognized no gain or loss upon issuance of the Reset notes.

In connection with the issuance of the Reset notes in July 1998, the Company entered into an agreement with the third party that afforded the Company the right to purchase the remarketing option from the third party at the end of each ten-year remarketing interval at its then fair value in order to avoid the remarketing of the Reset notes. The Company exercised this right in July 2008 to avoid the third party calling and remarketing the Reset notes. We determined this right was a freestanding derivative as defined by SFAS 133. Paragraphs 17 and 18 of SFAS 133 require that all freestanding derivatives be measured at fair value with changes in value recognized in earnings. However, because the exercise price of the Company’s right is the then fair value of the remarketing option at the date of exercise, the right itself has a zero fair value.

In the third quarter Form 10-Q, where such disclosure is relevant to understanding the comparative financial information contained therein, the Company will supplement its Long–Term Debt and Liquidity and Capital Resources disclosures to describe in more detail the nature and terms of the Reset notes and the Company’s purchase of the remarketing option.

As requested by the Commission staff’s letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Ellis, Vice President – Corporate Controller & Chief Accounting Officer at (770) 418-7734, or me at (770) 418-7733, should you have any questions regarding our responses or any related matters.

Sincerely,

/s/ J. Patrick Robinson

Newell Rubbermaid Inc.

By:	J. Patrick Robinson

Title:     Executive Vice President and Chief Financial Officer